

February 21, 2013

<u>Via E-Mail</u>
Steven C. Quay
Chairman, Chief Executive Officer and President
Atossa Genetics Inc.
4105 E. Madison Street, Suite 320
Seattle, Washington 98112

> **Re: Atossa Genetics Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 1 filed February 6, 2013**
> **File No. 333-186248**

Dear Mr. Quay:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Business, page 1

1.   On page 44, you state that to "fund [y]our operations for at least the next 12 months under [y]our current business plan, [you] estimate that [you] would need between $4 million and $6 million of additional capital." You also state that you "expect that the proceeds [you] received from [y]our initial public offering, together with [y]our existing resources as of the date of this prospectus, to be sufficient to fund [y]our planned operations for at least the next 6 months." Please revise the fourth paragraph under Our Business on page 1 of the summary to include this information.

Risk Factors, page 12

2.   We note your second and third risk factors of the Risk Factors section beginning on page 12. Please add a new risk factor addressing your anticipated liquidity issues in the next 6 to 12 months. In this regard, we note your disclosure on page 44.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford, at 202-551-3637 or Daniel Morris at 202-551-3314 with any questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc: (via email)   Lisa M. Kahle, Esq.
                   Kyle Guse, Esq.